Exhibit 15.4

28 April 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16-F of Form 20-F dated April 28, 2022, of Navigator Holdings Ltd. and are in agreement with the statements contained in paragraphs (ii), (iii) (iv) and (v) on pages 116 and 117 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in paragraphs (ii) and (iii) on page 116 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2019 and 2020 financial statements.

/s/ Ernst & Young LLP

London, United Kingdom